ForeverGreen [logo]	972 NORTH 1430 WEST OREM, UTAH 84057	P : 801-655-5500 F : 801-655-5505	FOREVERGREEN.ORG SUPPORT@ FOREVERGREEN.ORG

January 22, 2016

H. Roger Schwall, Assistant Director

Office of Natural Resources

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4628

100 F Street, N.E.

Washington, D.C.  20549

RE:

ForeverGreen Worldwide Corporation

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed March 24, 2015

Form 10-K/A for the Fiscal Year Ended December 31, 2014

Filed December 10, 2015

File No. 000-26973

Dear Mr. Schwall,

This letter is in response to your comment letter dated January 8, 2016 regarding the above identified Form 10-K/A of ForeverGreen Worldwide Corporation (the “Company”).  The Company is filing this response letter via EDGAR.  We have restated your comments and each is followed by the Company’s response.

Form 10-K/A for the Fiscal Year Ended December 31, 2014

Management's Discussion and Analysis

Results of Operations, page 4

1.  We note your revised disclosure responding to prior comment 1 stating that the significant increase in revenues is directly related to an increase in the number of members and their business, with majority of the increase attributable to sales of your FGXpress products.  As you have three “pillars” of business, please expand your disclosure to quantify, for each period presented, the revenues associated with each “pillar”, further breaking down the quantification by products or similar product groups within each “pillar” if significant.  Supplement your disclosure with a discussion of changes in product mix, prices, volumes, and any other event, transaction or change materially affecting your revenues that should be described in order to better understand your results of operations.

Response:  As described in the “Our Business” section, the Company’s three key pillars of success have been identified and highlighted in 2014 as FGXpress, The Farmer’s Market, and the U of YOU personal development trainings.  Each one of these pillars is described in additional detail in this section.  The first two pillars involve product sales and generate revenue while the U of YOU pillar is a personal  development training provided by the Company for no charge.  The FGXpress products were responsible for 64.0% and 89.6% of sales in 2013 and 2014, while The Farmer’s Market products represented 36.0% and 10.4% in 2013 and 2014.

The primary reason for the growth of the FGXpress side of the business has been previously disclosed as the increase of active members.  See our supplemental disclosures in the third full paragraph on page 5.

2.  In response to our prior comment 3, you disclose that direct marketing leaders are experienced in training others how to build a successful and profitable direct selling business and were able to recruit, enroll, train and influence their contacts in a way that positively impacted your sales.  You further disclose that during 2014, you spent $1.4 million in short-term incentives recruiting new leaders. Considering the apparent importance of direct marketing leaders to the number of your members and in turn your sales, and the costs associated with attracting such leaders, please also disclose the number of direct marketing leaders and their retention rate.

Response:  We consider our leaders to be those who are enrolling or recruiting others into the business and earning commissions.  A leader will have enrolled at least two people and generated a minimum of $200 in personal commissions.  The number of leaders during 2014 who fit this description was 8,258.  Of those, 6,033 were still active at the end of the year.  See our supplemental disclosures in the third full paragraph on page 6.

*  *  *  *  *

In connection with our response to your comments, the Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hopes that this response to your comment letter adequately addresses your concerns. If you have further questions or comments please contact the Company’s counsel, Cindy Shy, at

(801) 323-2395 or at cshypc@hotmail.com.

Sincerely,

/s/ Jack B. Eldridge Jr.

Jack B. Eldridge Jr.

Chief Financial Officer